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                                              Filed by Investors & Lenders, LLC.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Company: Landmark Financial Corp.
                                              Exchange Act File Number 000-22951



                             PMIS EXTENDS TENDER FOR

                            LANDMARK FINANCIAL CORP.

         July 26, 2000 (Saratoga Springs, New York) - Private Mortgage Investment Services, Inc. of Saratoga Springs, New York ("PMIS") announced today that its subsidiary, Investors & Lenders, LLC ("Investors & Lenders"), has extended its tender offer for Landmark Financial Corp. ("Landmark" OTC: LMFC), the holding company for Landmark Community Bank in Canajoharie, New York.

         PMIS announced that the Investors & Lenders tender offer will remain open for two weeks through August 9, 2000. The offer is for the purchase of all the outstanding stock of Landmark for $25 per share.

         PMIS also announced that to date, shareholders have tendered approximately 27,460 shares of Landmark into Investors & Lenders' offer. The $25 being offered by Investors & Lenders is $4 higher than the per share price agreed to in a proposed merger agreement between Landmark and TrustCo Bank Corp. NY of Schenectady, New York.